CLIFFORD L. NEUMAN, P.C.
Attorney at Law

TEMPLE-BOWRON HOUSE
1507 PINE STREET
BOULDER, COLORADO 80302

Telephone: (303) 449-2100
Facsimile: (303) 449-1045
E-mail: clneuman@neuman.com

February 10, 2006

VIA EDGAR AND FEDERAL EXPRESS

John Zitko, Staff Attorney
United States Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 3561
Washington, D.C. 20549
Re:	Golden West Brewing Company, Inc.
Pre-Effective Amendment No. 6 to Registration Statement on Form SB-2
File No. 333-121351

Dear Mr. Zitko:

            On behalf of Golden West Brewing Company (the "Company"), please be advised that the Company has on this date electronically filed by EDGAR with the Commission its Pre-Effective Amendment No. 6 to Form SB-2 Registration Statement.

            I am enclosing herewith for your convenience two sets of the Amendment, each set consisting of one redlined and one clean Registration Statement.

            To expedite your review, please accept the following in response to the comments of the Commission dated February 8, 2006. (Please note, page references are to the redlined version):
Comment 1:	Revised as requested. See front cover page.

Comment 2	Revised as requested. We have removed reference to Rule 701. See page 8.

Comment 3	We have explained the additional shares outstanding at December 31, 2005. See page 20.

Comment 4	We have revised and corrected the dilution calculations. See page 8.

Comment 5	We have revised to show the cash balance of $13,318 at December 31, 2005. See page 32.

Comment 6

Supplementally, please be advised that we are filing as Exhibit 10.25 a Second Amended and Restated Assignment and Assumption. The prior agreement was admittedly ambiguous. The total consideration paid for the assets of Butte Creek was modified as stated in this revised agreement.

Comment 7	Revised as requested. See page 43.

Comment 8	Revised as requested. See page 44.

Comment 9	Filed as Exhibits 10.27, 10.28 and 10.29.

Comment 10	A Third Amended Fund Escrow Agreement has been filed as Exhibit 10.26 containing the compensation information.

Comment 11

All investors have been identified. See page 57. We are mindful of the principles of integration related to the private offering of securities at a time when the Company has an offering in registration. In that regard we have reviewed and believe the principles enunciated by the Commission in In re Black Box, Incorporated, June 26, 1990, as well as the principles of integration set forth in Rule 502(a) of Regulation D lead to the conclusion that no integration should exist under the foregoing circumstances. In particular, it is noted that the consideration for the privately placed shares is the conversion of pre-existing debt, and not part of a single plan of financing which includes the present offering. In addition, the issuance involves two individuals who would be deemed to be affiliates of the Company and would clearly have access to all material information about the Company. The third investor holds a degree in law from the University of California at Berkeley (J.D., 1976) has many decades of extensive business experience and has a substantial net worth, significantly in excess of the thresholds defining an "accredited investor" under Rule 501(a) of Regulation D. These persons manifestly do not require the protections of the disclosures contained in the prospectus. Finally, the issuance would in no way relate to or impact the offering covered by the pending registration.

Comment 12	Revised as requested. See Exhibit 23.2.

Comment 13	Revised as requested. See pages F-17 and F-18.

Comment 14	Revised as requested. See pages F-.23, F-24 and F-27.

            Please let me know if you have further comments or questions.
Sincerely,

/s/ Clifford L. Neuman
Clifford L. Neuman

CLN: nn
cc: Mr. John C. Power